EXHIBIT 99.4

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	August 15, 2012 NR#12-11

MAG SILVER ANNOUNCES
UNDERGROUND DEVELOPMENT PROGRAM
APPROVED AT JUANICIPIO

$25M expenditure includes first 2,500 metres of underground development (18 months)

Vancouver, B.C., MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG”) is pleased to announce that the board of directors of Minera Juanicipio S.A. de C.V., (owned 44% by MAG / 56% by Fresnillo plc), has approved a mine permitting and underground development budget of US$25 million. The 18 month (2012 -2013) budget includes the first 2,500 metres of underground development.  The Joint Venture has begun the permitting process and anticipates receipt of all necessary permits by the end of 2012.  The underground decline ground breaking is expected in early January 2013 (Q1) pending receipt of all permits.

“We are very pleased to be working with our Joint Venture partner, Fresnillo, in realizing the underground development recommendations from our recently completed Updated Preliminary Economic Assessment (“UPEA”). The Joint Venture Board has now put the project on the priority fast track towards breaking ground in very early 2013.” said Dan MacInnis, President and CEO of MAG Silver.  “The UPEA confirms that Juanicipio is an extraordinary silver deposit with such robust economic margins that moving into an underground development stage is the next logical step.”

The proposed program covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development. The proposed work plan is based on recommendations provided to the Juanicipio Joint Venture by AMC Mining Consultants (Canada) Ltd. in their recently filed NI 43-101 Updated Preliminary Economic Assessment (See Press Release of June 14, 2012 and SEDAR) which outlined a development program for the Valdecañas, Desprendido and Juanicipio veins identified to date on the Juanicipio property. The development program will be managed by Fresnillo, as operators of the Joint Venture. The previously approved 2012 exploration program primarily targeted on finding other veins continues as planned.

This Juanicipio predevelopment budget is estimated at $10.0 million for 2012 with the remaining $15 million earmarked for 2013.  The original 2012 exploration budget of $8.5 million remains in effect, bringing the Joint Venture total 2012 obligation to $18.5 million for which MAG’s 44% share totals $8.14 million (of which $2.42 million has already been funded by MAG).  The 2013 underground development plan includes the first 2,500 metres of ramp development and is projected to cost $11.9 million with another $2.3 million dedicated to further drilling, plus $1.2 million for reporting, general and other administrative expenses.  MAG’s 44% share of the 2013 budget is $6.6 million.

The underground development program was reviewed by the Minera Juanicipio Technical Committee prior to being recommended to the board for approval.

Qualified Person: Dan MacInnis, P.Geo., has acted as a “Qualified Person” as defined in National Instrument 43-101 for this disclosure and supervised and verified the preparation of the technical information in this release. Mr. MacInnis is not independent as he is the President, CEO and a director of MAG Silver Corp.

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About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are also jointly delineating the Valdecañas, Desprendido and Juanicipio Vein discoveries on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”
CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

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